                                                                    [DePuy LOGO]

                                                              CONTACT:  JIM GOFF
                                                    DIRECTOR, INVESTOR RELATIONS
                                                                  (219) 372-7305


                 Acquisition of Landanger-Camus by DePuy, Inc.

     WARSAW, Ind. and PARIS, April 2 /PRNewswire/ -- In accordance with the agreement signed on February 28, 1997, DePuy Orthopedie S.A., a subsidiary of DePuy, Inc., has directly and indirectly acquired effective April 1, a total 1,939,453 shares (i.e. 89.6% of the capital) of Landanger-Camus at a price per share of 359.11 francs, or US$63.85 at the exchange rate as of April 1, 1997. This price may be increased or decreased in the coming weeks, notably depending on the results of an audit of the Landanger-Camus group.

     Trading of the Landanger-Camus shares will be suspended pending the launching of a simplified tender offer for the remaining shares to be carried out by a price guarantee procedure which, depending on the results, will be followed by a mandatory buy-out procedure.

     DePuy is the world's oldest orthopaedic company and is one of the leading designers, manufacturers and distributors of orthopaedic devices and supplies. Its products are used primarily by orthopaedic medical specialists and, in the case of the Company's spinal implants, spinal and neurosurgeons. The products are used in both surgical and non-surgical therapies to treat patients with musculoskeletal conditions resulting from degenerative diseases, deformities, trauma and sports-related injuries.

SOURCE      DePuy, Inc.

     -0-                      04/02/97
     /CONTACT:  Jim Goff, Director of Investor Relations, DePuy, Inc.,
      219-372-7305/




                                  Page 5 of 5